UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 8, 2004**

PINNACLE AIRLINES CORP.
(Exact Name of Registrant as Specified in Charter)

Commission File Number 001-31898



Delaware	**03-0376558**
(State or other jurisdiction	(I. R. S. Employer
of incorporation or organization**)**	Identification No.)
1689 Nonconnah Blvd, Suite 111 Memphis, TN	**38132**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code
(901) 348-4100

Item 5. Other Events and Required FD Disclosure

On March 8, 2004, Pinnacle Airlines, Inc., a wholly owned subsidiary of Pinnacle Airlines Corp., issued a press release of its passenger traffic and capacity for February 2004. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

(c)   Exhibits:

Exhibit Number	Description
99.1	Press release issued by Pinnacle Airlines, Inc. dated March 8, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PINNACLE AIRLINES CORP.
(Registrant)

By: /s/ Curtis E. Sawyer
Curtis E. Sawyer,
Vice President and Chief Financial Officer

March 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press release issued by Pinnacle Airlines, Inc. dated March 8, 2004

Exhibit 99.1

Pinnacle Airlines Releases February Traffic and Capacity

Memphis, Tenn. March 8, 2004 -- Pinnacle Airlines, Inc., a wholly owned subsidiary of Pinnacle Airlines Corp. (NASDAQ: PNCL) today reported traffic and capacity results for February 2004. During the month, Pinnacle generated 260.4 million Available Seat Miles (ASM's), an increase of 65% over the same month last year. In addition, Pinnacle transported 382,184 Customers, up 52.3.9%. Revenue Passenger Miles (RPM's) were up 79.2% to 157.4 million. Pinnacle's Load Factor was 60.4%, 4.7 points higher than February 2003.

Pinnacle Airlines February 2004 Traffic

February 2004 Traffic

	2004	**2003**	**Change**
ASMs (000)	260,400	157,794	65.0%
RPMs (000)	157,402	87,860	79.2%
Load Factor	60.4%	55.7%	4.7
Passengers	382,184	250,984	52.3%

Year-To-Date Traffic

	2004	**2003**	**Change**
ASMs (000)	520,910	328,071	58.8%
RPMs (000)	304,318	176,434	72.5%
Load Factor	58.4%	53.8%	4.6
Passengers	740,313	496,467	49.1%

Pinnacle Airlines, Inc., operates under the name Northwest Airlink and provides service to destinations in the United States and Canada. Pinnacle operates an all-jet fleet of Canadair 44 and 50-seat Regional Jets from Northwest hubs at Detroit, Memphis and Minneapolis - St. Paul. Pinnacle Airlines maintains its headquarters in Memphis, Tenn., and employs more than 2,400 People. For further information, visit our web-site at www.nwairlink.com.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions, including those set forth in our filings with the Securities and Exchange Commission, which are available to investors at our web-site or on line from the Commission. Should one of more of these risks or uncertainties materialize, or should underlying assumptions prove erroneous, actual results may vary materially from results that were anticipated or projected. The Company does not intend to update these forward-looking statements before its next required filing with the Securities and Exchange Commission.

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